Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	1/1 - 4/17	4/17 - 12/31	For the Year Ended December 31,
	2002	2002	2003	2004	2005	2006
Earnings (loss) -
Loss before income taxes	$(159.4)	$(219.1)	$(295.7)	$(624.5)	$(534.8)	$(28.3)
Add fixed charges:
Interest expense on indebtedness	44.1	40.7	46.0	49.9	66.1	13.4
Estimated interest on rental expense	3.0	7.4	8.5	7.7	7.4	5.4
Capitalized interest	(10.9)	(9.9)	(10.2)	(1.7)	(0.8)	(0.7)
Total adjusted loss	$(123.2)	$(180.9)	$(251.4)	$(568.6)	$(462.1)	$(10.2)

Fixed charges -
Interest expense on indebtedness	44.1	40.7	46.0	49.9	66.1	13.4
Estimated interest on rental expense	3.0	7.4	8.5	7.7	7.4	5.4
Total fixed charges	47.1	48.1	54.5	57.6	73.5	18.8

Coverage deficiency	$(170.3)	$(229.0)	$(305.9)	$(626.2)	$(535.6)	$(29.0)